Via Facsimile and U.S. Mail
Mail Stop 4720

May 20, 2010

Jeff Robinson
The First American Corporation
1 First American Way
Santa Ana, California 92707

  Re: **The First American Corporation**
    Form 10-K for the fiscal year ended December 31, 2009
    Filed March 1, 2010
    Schedule 14A filed April 13, 2010
    File No. 001-13585

Dear Mr. Robinson:

  We have reviewed your April 16, 2010 response to our April 2, 2010 comment letter and your Schedule 14A filed April 13, 2010 and have the following additional comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A filed April 13, 2010

Transactions with Management and Others, page 33

1. We note your discussion of the loan agreement, promissory note and Collateral Trust Agreement entered into in connection with your loan of $9,500,000 to NHSA JPS LLC. Please file each of these agreements as an exhibit. If the agreements have already been filed, please indicate where they may be found and

confirm that you will incorporate the agreements by reference into your future Form 10-K filings so long as the loan remains outstanding.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Laura Crotty, Staff Attorney, at (202) 551-3563 or myself at (202) 551-3715 with any questions regarding this letter.

Sincerely,

Jeffrey P. Riedler
Assistant Director